Exhibit 99.15

NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS
(“NI 44-101”)

Date:	November 15, 2021

To: Ontario Securities Commission, as notice regulator

And to:	British Columbia Securities Commission
Alberta Securities Commission Financial and Consumer Affairs
Authority of Saskatchewan The Manitoba Securities Commission
Nova Scotia Securities Commission Financial and Consumer
Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Yukon Territory)
Northwest Territories Securities Office
Nunavut Securities Office

Carbon Streaming Corporation (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

CARBON STREAMING CORPORATION

By:	/s/ “Justin Cochrane”
Name:	Justin Cochrane
Title:	CEO and Director